SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 3 February, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

Exhibit 1.1	Transaction in Own Shares dated 5 January 2012
Exhibit 1.2	Blocklisting Interim Review dated 6 January 2012
Exhibit 1.3	Blocklisting Interim Review dated 6 January 2012
Exhibit 1.4	Transaction in Own Shares dated 9 January 2012
Exhibit 1.5	Director/PDMR Shareholding dated 10 January 2012
Exhibit 1.6	Transaction in Own Shares dated 13 January 2012
Exhibit 1.7	Transaction in Own Shares dated 16 January 2012
Exhibit 1.8	Director/PDMR Shareholding dated 16 January 2012
Exhibit 1.9	Director/PDMR Shareholding dated 20 January 2012
Exhibit 2.0	Director/PDMR Shareholding dated 23 January 2012
Exhibit 2.1	Transaction in Own Shares dated 24 January 2012
Exhibit 2.2	Transaction in Own Shares dated 30 January 2012
Exhibit 2.3	Total Voting Rights dated 31 January 2012
Exhibit 2.4	Transaction in Own Shares dated 2 February 2012
Exhibit 2.5	Transaction in Own Shares dated 3 February 2012

Exhibit 1.1

BP PLC - Transaction in Own Shares
BP PLC - 5 January 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 5 January 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer: 5 January 2012

Number of ordinary shares transferred: 1,593

Highest transfer price per share: £4.55

Lowest transfer price per share: £3.94

Following the above transfer, BP p.l.c. holds 1,837,506,345 ordinary shares in treasury, and has 18,975,904,252 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.2

BP PLC - Blocklisting Interim Review
BP PLC - 6 January 2012

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris

Date:  6 January 2012

Name of applicant:		BP p.l.c.
Name of scheme:		The BP Group Savings Related Share Options
Period of return:	From:	1 July 2011	To:	31 December 2011
Balance of unallotted securities under scheme(s) from previous return:		11,754,180
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11,754,180

Name of contact:	Victoria McKenzie
Telephone number of contact:	020 7496 4476

Exhibit 1.3

BP PLC - Blocklisting Interim Review
BP PLC - 6 January 2012

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris

Date:   06 January 2012

Name of applicant:		BP p.l.c.
Name of scheme:		The Executive Share Option Scheme
Period of return:	From:	1 July 2011	To:	31 December 2011
Balance of unallotted securities under scheme(s) from previous return:		13,139,879
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		312,510
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		12,827,369

Name of contact:	Victoria McKenzie
Telephone number of contact:	020 7496 4476

Exhibit 1.4

BP PLC - Transaction in Own Shares
BP PLC - 9 January 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 9 January 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                             9 January 2012

Number of ordinary shares transferred:       1,287

Highest transfer price per share:                  £5.00

Lowest transfer price per share:                   £4.55

Following the above transfer, BP p.l.c. holds 1,837,505,058 ordinary shares in treasury, and has 18,975,934,039 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.5

BP - PLC - Director/PDMR Shareholding
BP - PLC - 10 January 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 January 2012 by Computershare Plan Managers that on 10 January 2012 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.736 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn                    65 shares
Mr B. Gilvary                   65 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                    65 shares
Mr B. Looney                   65 shares
Mr D. Sanyal                    68 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.6

BP PLC - Transaction in Own Shares
BP PLC - 13 January 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 13 January 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                            13 January 2012

Number of ordinary shares transferred:     588,724

Transfer price per share:                               £4.736

Following the above transfer, BP p.l.c. holds 1,836,916,334 ordinary shares in treasury, and has 18,976,551,263 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.7

BP PLC - Transaction in Own Shares
BP PLC - 16 January 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 16 January 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                            16 January 2012

Number of ordinary shares transferred:    1,544

Transfer price per share:                              £4.55

Following the above transfer, BP p.l.c. holds 1,836,914,790 ordinary shares in treasury, and has 18,976,568,107 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.8

BP - PLC - Director/PDMR Shareholding
BP - PLC - 16 January 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was informed on 16 January 2012, by Computershare Plan Managers, that the following Director and senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the numbers of BP ordinary shares (ISIN number GB0007980591) shown opposite their names on 13 January 2012 at £4.76925 per ordinary share, as a result of the vesting of awards made under the BP Deferred Annual Bonus Plan.

Director

Dr B Gilvary                              63,080

Other Persons Discharging Managerial Responsibilities

Mr R Bondy                            61,570
Dr M C Daly                           53,031
Mr A Hopwood                     51,171
Mr B Looney                          20,348
Mr H Schuster                        18,618
Mr D Sanyal                           45,403

BP p.l.c. was informed on 16 January 2012, by Computershare Plan Managers, that the following Director and senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the numbers of BP ordinary shares (ISIN number GB0007980591) shown opposite their names on 13 January 2012 at £4.76925 per ordinary share, as a result of the vesting of awards made under the Executive Performance Plan.

Director

Dr B Gilvary 31,851

Other Persons Discharging Managerial Responsibilities

Mr R Bondy                            23,889
Dr M C Daly                           23,889
Mr A Hopwood                     31,851
Mr B Looney                         19,111
Mr H Schuster                       9,953

This notice is given in fulfillment of the obligation under DTR3.1.4R.

Exhibit 1.9

BP - PLC - Director/PDMR Shareholding
BP - PLC - 20  January 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was informed on 19 January 2012, by Fidelity Stock Plan Services LLC, that the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the numbers of BP ADSs (ISIN number US0556221044) shown opposite their names on 18 January 2012 at US$43.770 per ADS, as a result of the vesting of awards made under the BP Deferred Annual Bonus Plan.

Mr M Bly                                                     6,789.143 ADSs
                                                                      (equivalent to approximately 40,735 ordinary shares)

Mr R Fryar                                                  6,648.503 ADSs
                                                                     (equivalent to approximately 39,891 ordinary shares)

Mr H L McKay                                         14,919.944 ADSs
                                                                    (equivalent to approximately 89,520 ordinary shares)

BP p.l.c. was informed on 19 January 2012, by Fidelity Stock Plan Services LLC, that the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the numbers of BP ADSs (ISIN number US0556221044) shown opposite their names on 18 January 2012 at US$43.770 per ADS, as a result of the vesting of awards made under the BP Executive Performance Plan.

Mr M Bly                                                   5,390.979 ADSs
                                                                    (equivalent to approximately 32,346 ordinary shares)

Mr R Fryar                                                4,165.984 ADSs
                                                                   (equivalent to approximately 24,996 ordinary shares)

Mr H L McKay                                       10,367.964 ADSs
                                                                  (equivalent to approximately 62,208 ordinary shares)

This notice is given in fulfillment of the obligation under DTR3.1.4R.

Exhibit 2.0

BP - PLC - Director/PDMR Shareholding
BP - PLC - 23 January 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was informed on 20 January 2012, by Fidelity Stock Plan Services LLC, that 19,753.597 restricted share units previously granted to Mr M Bly (a person discharging managerial responsibility) under the BP Restricted Share Plan as ADSs, vested on 19 January 2012. Of the 19,753.597 ADSs released (ISIN number US0556221044), 5,357 ADSs were deducted for tax purposes at a price of $43.770 with the remaining 14,396.597 ADSs (equivalent to approximately 86,380 ordinary shares) being retained by Mr M Bly.

This notice is given in fulfillment of the obligation under DTR3.1.4R.

Exhibit 2.1

BP PLC - Transaction in Own Shares
BP PLC - 24 January 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 24 January 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                              24 January 2012

Number of ordinary shares transferred:       9,073

Highest transfer price per share:                  £4.87

Lowest transfer price per share:                   £3.94

Following the above transfer, BP p.l.c. holds 1,836,905,717 ordinary shares in treasury, and has 18,976,630,208 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 2.2

BP PLC - Transaction in Own Shares
BP PLC -30 January 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 30 January 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                  30 January 2012

Number of ordinary shares transferred:          5,606

Highest transfer price per share:                      £4.55

Lowest transfer price per share:                      £3.68

Following the above transfer, BP p.l.c. holds 1,836,900,111 ordinary shares in treasury, and has 18,976,635,814 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 2.3

BP - PLC - Total Voting Rights
BP - PLC - 31 January 2012

BP p.l.c.
Total voting rights and share capital

As at 31 January 2012, the issued share capital of BP p.l.c. comprised 18,976,668,836 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,836,905,717. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,981,751,336. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

Exhibit 2.4

BP PLC - Transaction in Own Shares
BP PLC - 2 February 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 2 February 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                 2 February 2012

Number of ordinary shares transferred:         2,238

Transfer price per share:                                   £4.87

Following the above transfer, BP p.l.c. holds 1,836,897,873 ordinary shares in treasury, and has 18,976,703,290 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 2.5

BP PLC - Transaction in Own Shares
BP PLC - 3 February 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 3 February 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                             3 February 2012

Number of ordinary shares transferred:      772

Transfer price per share:                                £4.87

Following the above transfer, BP p.l.c. holds 1,836,897,101 ordinary shares in treasury, and has 18,976,837,754 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 06 February 2012

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary